LYNDEN ENERGY CORP.

888 Dunsmuir Street, Suite 1200

Vancouver, British Columbia V6C 3K4

(604) 629-2991

December 22, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	H. Roger Schwall, Assistant Director Parhaum J. Hamidi, Staff Attorney

	Re:	Lynden Energy Corp. Withdrawal of Registration Withdrawal Request Previously Made on Form RW Registration Statement on Form 10-12G (File No. 000-55301) (the “Registration Statement”)

Dear Sir/Madam:

Lynden Energy Corp. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on December 19, 2014 on Form RW (accession number 0001193125-14-449028) in respect of the above-referenced Registration Statement.

Very truly yours,

LYNDEN ENERGY CORP.

By: /s/ COLIN WATT

Name: Colin Watt

Title: President and Chief Executive Officer